SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-33910

ATA Creativity Global

c/o 1/F East Gate, Building No.2, Jian Wai SoHo,

No.39, Dong San Huan Zhong Road,

Chao Yang District, Beijing 100022, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Change in Registrant’s Certifying Accountant

Dismissal of Independent Registered Public Accounting Firm

On June 30, 2023, the board of directors (the “Board”) of ATA Creativity Global (the “Company”) approved, subject to approval and ratification by the shareholders of the Company at the annual general meeting of shareholders for the fiscal year ending December 31, 2023, the dismissal of KPMG Huazhen LLP (“KPMG”) as the Company’s independent registered public accounting firm. Such decision to change the independent registered public accounting firm was recommended and approved by the audit committee of the Board on June 26, 2023.

During the two fiscal years ended December 31, 2022 and the subsequent interim period through the date of dismissal of KPMG, (i) there were no “disagreements” (as described in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and KPMG on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements, if not resolved to KPMG’s satisfaction, would have caused KPMG to make reference in connection with KPMG’s opinion to the subject matter of the disagreement; and (ii) there were no “reportable events” as the term is described in Item 304(a)(1)(v) of Regulation S-K, except that KPMG advised the Company of the material weakness in the Company’s internal control over financial reporting as of December 31, 2022 that the Company did not design and maintain effective controls over certain information technology (“IT”) general controls for the information system, during the trial period of system, that are relevant to the preparation of the financial statements. Specifically, we did not design and maintain (i) program change management controls to ensure that IT program and data changes affecting certain IT applications are identified, tested, authorized and implemented appropriately, and (ii) testing and approval controls for program development to ensure that new software development is aligned with business and IT requirement. As a result, process level controls that are dependent on the completeness and accuracy of information derived from the affected IT system were ineffective because they could have been adversely impacted.

The audit reports of KPMG on the Company’s consolidated financial statements as of and for the years ended December 31, 2021 and 2022 did not contain any adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

The Company provided KPMG with a copy of the disclosures it is making in this Form 6-K and requested that KPMG furnish a letter addressed to the Securities and Exchange Commission stating whether or not it agrees with the statements made herein. A copy of KPMG’s letter, dated July 3, 2023, is filed as Exhibit 99.1 to this Form 6-K.

Engagement of New Independent Registered Public Accounting Firm

On June 30, 2023, the Board approved, subject to approval and ratification by the shareholders of the Company at the annual general meeting of shareholders for the fiscal year ending December 31, 2023, the appointment of Audit Alliance LLP (“AA”) as the Company’s independent registered public accounting firm.

During the two fiscal years ended December 31, 2022 and the subsequent interim period through the date of engagement of AA, neither the Company nor anyone on its behalf consulted with AA regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that AA concluded was an important factor considered by the Company in reaching a decision as to the accounting, audit or financial reporting issue, or (ii) any matter that was the subject of a disagreement or a reportable event described in Items 304(a)(1)(iv) or (v), respectively, of Regulation S-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Letter of KPMG Huazhen LLP to the U.S. Securities and Exchange Commission Dated June 30, 2023 Pertaining to the Change in Registrant’s Certifying Accountant

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATA Creativity Global

By:	/s/ Ruobai Sima
Name:	Ruobai Sima
Title:	Chief Financial Officer

Date: June 30, 2023

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